Exhibit 3.2

XPRESSPA GROUP, INC.
AMENDMENT TO THE
CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS

OF SERIES D CONVERTIBLE PREFERRED STOCK

This Amendment to the Certificate of Designation of Preferences, Rights and Limitations of the Series D Convertible Preferred Stock (this “Amendment”) is dated as of July 8, 2019.

WHEREAS, the board of directors (“Board of Directors”) of XpresSpa Group, Inc., a Delaware corporation (the “Company”), pursuant to authority granted to it by the certificate of incorporation of the Company, has previously fixed the rights, preferences, restrictions and other matters relating to a series of the Company’s preferred stock, consisting of 500,000 authorized shares of preferred stock, classified as Series D Convertible Preferred Stock (the “Series D Preferred Stock”) and the Certificate of Designation of Preferences, Rights and Limitations of the Series D Convertible Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of the State of Delaware on December 23, 2016 evidencing such terms;

WHEREAS, the Holders identified on the signature pages hereto (the “Holders”) are the record and beneficial owners of certain shares of Series D Preferred Stock, issued pursuant to that certain (a) Agreement and Plan of Merger, dated as of August 8, 2016, as subsequently amended, by and among the Company (formerly known as FORM Holdings Corp.), FHXMS, LLC, XpresSpa Holdings LLC, the unitholders of XpresSpa Holdings LLC who were parties thereto (the “Unitholders”) and Mistral XH Representative, LLC, as representative of the Unitholders and (b) the Certificate of Designation;

WHEREAS, pursuant to Section 18 of the Certificate of Designation, any of the rights, powers, preferences and other terms of the Series D Preferred Stock may be waived or amended on behalf of all holders of Series D Preferred Stock by the affirmative written consent or vote of the holders of at least 50% of the shares of Series D Preferred Stock then outstanding (the “Required Holders”);

WHEREAS, the Holders constitute the Required Holders pursuant to the Certificate of Designation and have consented in writing, in accordance with Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”), on July 8, 2019, to this Amendment on the terms set forth herein;

WHEREAS, the Board of Directors has duly adopted resolutions proposing to adopt this Amendment and declaring this Amendment to be advisable and in the best interest of the Company and its stockholders; and

WHEREAS, the Holders have agreed to convert their shares of Series D Preferred Stock into shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) pursuant to Section 6.1.1 of the Certificate of Designation, as amended by this Amendment, upon receipt of Shareholder Approval (as defined below).

NOW, THEREFORE, this Amendment has been duly adopted in accordance with Section 242 of the DGCL and has been executed by a duly authorized officer of the Company as of the date first set forth above to amend the terms of the Certificate of Designation as follows:

1. Capitalized Terms. Unless otherwise specified in this Amendment, all terms herein shall have the same meanings ascribed to them in the Certificate of Designation.

2. Amendment to Section 6.1.1.1. Section 6.1.1.1 of the Certificate of Designation is hereby amended and restated in its entirety as follows:

“Conversion Ratio. Each share of Series D Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Stated Value (plus any accrued but unpaid dividends) by the Series D Conversion Price (as defined below) in effect at the time of conversion (the result of such fraction, the “Series D Conversion Rate”). The “Series D Conversion Price” shall initially be equal to $6.00 (before giving effect to the reverse stock split of the Common Stock that was effective on February 22, 2019 (the “Reverse Stock Split”)), but shall be amended to be equal to $2.00, as may be adjusted as provided below, upon receipt of shareholder approval pursuant to Nasdaq Listing Rule 5635(a) (“Shareholder Approval”). Such Series D Conversion Price, and the rate at which shares of Series D Convertible Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. For the avoidance of doubt, any adjustments made to the Series D Conversion Price after July 8, 2019 but prior to receipt of Shareholder Approval shall be made equitably and proportionately to the Series D Conversion Price following Shareholder Approval. For further avoidance of doubt, other than the Reverse Stock Split, no other event has occurred after the Initial Issuance Date but prior to July 8, 2019 that would result in the adjustment of the Series D Conversion Price.”

3. Amendment to Section 6.3.4. Section 6.3.4 of the Certificate of Designation is hereby amended and restated in its entirety to add a new Section 6.3.4 as follows:

“6.3.4       Each share of Series D Convertible Preferred Stock shall, automatically and without further action on the part of any holder thereof, be converted effective upon, subject to, and concurrently with, the receipt of the Shareholder Approval, into a number of fully paid and nonassessable shares of Common Stock calculated based on the then-applicable Series D Conversion Rate (after giving effect to the amendment thereto occurring upon receipt of the Shareholder Approval as provided in Section 6.1.1). Each holder of any shares of Series D Convertible Preferred Stock converted pursuant to this Section 6.3.4 shall deliver to this corporation during regular business hours at the office of any transfer agent of this corporation for the Series D Convertible Preferred Stock, or at such other place as may be designated by the Corporation, the certificate or certificates for the shares so converted, duly endorsed or assigned in blank or to the Corporation. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder, at the place designated by such holder, a certificate or certificates for the number of full shares of the Common Stock to be issued and such holder shall be deemed to have become a stockholder of record of Common Stock on the date of receipt of the Shareholder Approval unless the transfer books of the Corporation are closed on that date, in which event he, she or it shall be deemed to have become a stockholder of record of Common Stock on the next succeeding date on which the transfer books are open.”

4. No Other Amendment. Except for the matters set forth in this Amendment, all other terms of the Certificate of Designation and the Series D Preferred Stock shall remain unchanged and in full force and effect.

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by its duly authorized representatives.

XPRESSPA GROUP, INC.

By:
Name:	Douglas Satzman
Title:	Chief Executive Officer